Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021
(Unaudited)
(Expressed in Canadian dollars)

Exro Technologies Inc.
Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars - Unaudited)

As at	Note	March 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$39,174,239	$48,298,894
Amounts receivable		201,029	159,268
Prepaid expense		479,684	361,063
		39,854,952	48,819,225

Deposits		—	7,500
Investments	4	6,297,600	—
Property, plant, and equipment	5	1,942,529	1,347,856
TOTAL ASSETS		$48,095,081	$50,174,581

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities		$1,925,152	$1,780,726
Due to related parties		1,259	—
Lease liability – current portion	6	149,854	112,235
		2,076,265	1,892,961
Long-term debt	7	26,213	25,719
Lease liability – long-term portion	6	226,840	250,158
TOTAL LIABILITIES		2,329,318	2,168,838

SHAREHOLDERS' EQUITY
Share capital	8	80,979,978	78,011,435
Contributed surplus	8	7,700,023	6,232,026
Deficit		(42,914,238)	(36,237,718)
TOTAL SHAREHOLDERS' EQUITY		45,765,763	48,005,743

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$48,095,081	$50,174,581
Subsequent events (note 12)
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 11, 2021. They are signed on the Company's behalf by:

“Mark Godsy”	,	“Jill Bodkin”	,
Director		Director
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Exro Technologies Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars – Unaudited)

For the three months ended March 31	Note	2021	2020

EXPENSES
General and Administration		$919,972	$445,400
Payroll and consulting fees		1,225,830	718,577
Research and development	11	1,701,152	175,882
Amortization Expense	5	88,015	25,376
Share-based payments	8	2,351,405	144,683
Interest Expense		122,411	2,479
TOTAL EXPENSES		(6,408,785)	(1,512,397)

Foreign exchange loss		(267,735)	(12,785)

NET AND COMPREHENSIVE LOSS		$(6,676,520)	$(1,525,182)

Loss per share - basic and diluted		$(0.06)	$(0.02)
Weighted average number of common shares outstanding		116,343,905	76,314,552
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Exro Technologies Inc.
Condensed Consolidated Interim Statements of Shareholders’ Equity

(Expressed in Canadian dollars - Unaudited)

	Note	Number of outstanding shares	Share capital	Contributed surplus	Deficit	Total shareholders’ equity
Balance, December 31, 2020		117,445,808	78,011,435	6,232,026	(36,237,718)	48,005,743
Financing, net of issuance cost		—	25,000	—	—	25,000
Shares issued on exercise of options		1,429,915	855,399	(177,433)	—	677,966
Shares issued on exercise of warrants		987,265	2,088,144	(736,385)	—	1,351,759
Share-based payments	8	—	—	2,381,815	—	2,381,815
Net Loss		—	—	—	(6,676,520)	(6,676,520)
Balance, March 31, 2021		119,862,988	$80,979,978	$7,700,023	$(42,914,238)	$45,765,763

Balance, December 31, 2019		69,876,744	$24,048,395	$1,793,846	$(25,268,264)	$573,977
Private placement, net of issuance cost		12,284,545	3,835,270	174,359	—	4,009,629
Shares issued on exercise of options		591,460	262,104	(61,593)	—	200,511
Shares issued on exercise of warrants		127,500	45,311	(19,811)	—	25,500
Share-based payments	8	—	—	144,683	—	144,683
Net Loss		—	—	—	(1,525,182)	(1,525,182)
Balance, March 31, 2020		82,880,249	$28,191,080	$2,031,484	$(26,793,446)	$3,429,118
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Exro Technologies Inc.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars – Unaudited)

For the three months ended March 31	2021	2020

OPERATING ACTIVITIES

Net loss for the period	$(6,676,520)	$(1,525,182)

Items not involving cash:
Amortization	88,015	25,376
Share-based payments	2,668,114	144,683
Unrealized foreign exchange loss	61,050	—
	(3,859,341)	(1,355,123)
Net changes in non-cash working capital items:
Amounts receivable	(41,761)	633
Deposits	7,500	—
Prepaid expenses	(118,621)	3,661
Accounts payable and accrued liabilities	169,426	211,095
Due to related parties	1,259	(9,125)
Cash used in operating activities	(3,841,538)	(1,148,859)

INVESTING ACTIVITIES
Investments	(6,358,650)	942
Purchase of equipment	(639,849)	(2,155)
Cash used in investing activities	(6,998,499)	(1,213)

FINANCING ACTIVITIES
Proceeds from financings	—	4,299,590
Share issue cost	—	(289,961)
Proceeds from exercise of options	391,668	25,500
Proceeds from exercise of warrants	1,351,759	200,511
Principal repayments of lease liability	(28,045)	(26,644)
Cash provided by financing activities	1,715,382	4,208,996

Change in cash	(9,124,655)	3,058,924
Cash, beginning of the period	48,298,894	496,636
Cash, end of the period	$39,174,239	$3,555,560
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Exro Technologies Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars - Unaudited)
1.NATURE OF OPERATIONS
Exro Technologies Inc. (“Exro” or the “Company”) is incorporated under the British Columbia Business Corporations Act. The ``Company’s shares are listed on the TSX Venture Exchange (“TSX-V”) and trades under the symbol “EXRO”. The Company’s head office is located at 12–21 Highfield Circle S.E., Calgary, Alberta, T2G 5N6. The Company is working towards commercializing its patented coil driver technology and proprietary system architecture for power electronics, as well as the battery control system technology as stationary energy storage.
2.BASIS OF PREPARATION
(a)Statement of compliance
These condensed consolidated Interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's audited annual financial statements of Exro for the fiscal year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual financial statements of Exro for the year ended December 31, 2020.
These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, DPM Technologies Inc. and Exro Technologies USA, Inc. All inter-company balances and transactions have been eliminated on consolidation.
(b)Basis of measurement
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value.
The Company controls an investee if the Company has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in loss and comprehensive loss from the date that the Company gains control until the date that the Company ceases to control the subsidiary.
(c)Functional and presentation currency
These condensed consolidated Interim financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.
3.SIGNIFICANT ACCOUNTING POLICIES
(a)Significant accounting policies
These consolidated condensed interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s audited annual financial statement for the fiscal year ended December 31, 2020.
(b)Financial instruments
All financial instruments are recorded at fair value on initial recognition.

Exro Technologies Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars - Unaudited)
Financial assets and liabilities
All financial assets are initially recorded at fair value plus directly attributable transaction costs. Non-equity instruments are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The subsequent measurement of such financial assets and liabilities are carried at fair value, with changes recognized in the Consolidated Statements of Comprehensive Loss.
Financial assets and liabilities classified as amortized cost are subsequently carried at amortized cost using the effective interest rate method. The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial assets and liabilities, or, where appropriate, a shorter period. Gains and losses are recognized in the Consolidated Statements of Comprehensive Income when the assets are de-recognized or impaired.
Financial assets are assessed for impairment at each reporting date to determine whether there is any objective evidence that they are impaired, which would indicate one or more events have had a negative effect on the estimated future cash flows of the asset and will not be realized. For loans and receivables, the amount of impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. If there is impairment, the carrying amount of the financial asset is reduced by the impairment loss. The loss is recognized in the Consolidated Statements of Comprehensive Income.
(c)Government assistance
Government assistance is recognized when there is reasonable assurance that the assistance will be received, and all related conditions are complied with. Government assistance received in respect of expenditures are credited to income, netted against the expense to which they relate. Government assistance in respect of long-term debts is credited to the carrying amount of the related liabilities and carried at amortized cost using the effective interest rate method.
4.INVESTMENTS
On February 9, 2021, the Company announced an extended strategic collaboration agreement with SEA Electric. As part of the agreement, Exro will invest US $5 million into SEA Electric by subscribing for 124,380 Series A Preferred Shares at a price of US$40.1995 per share. The shares are convertible into common shares of SEA at the option of Exro and automatically convert to common shares under certain conditions, including SEA completing a going public transaction.

Exro Technologies Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars - Unaudited)
5.PROPERTY PLANT AND EQUIPMENT

	Right-of- use asset	Research and development equipment	Furniture and office equipment	Total
Cost
Balance, December 31, 2020	$493,042	$741,778	$376,716	$1,611,536
Additions	42,346	303,136	336,713	682,195
Dispositions	(57,737)	—	—	(57,737)
Balance, March 31, 2021	$477,651	$1,044,914	$713,429	$2,235,994
Accumulated amortization
Balance, December 31, 2020	$139,922	$92,193	$31,565	$263,680
Amortization for the period	31,240	23,288	32,994	87,522
Dispositions	(57,737)	—	—	(57,737)
Balance, March 31, 2021	$113,425	$115,481	$64,559	$293,465
Carrying amounts
At December 31, 2020	$353,120	$649,585	$345,151	$1,347,856
At March 31, 2021	$364,230	$929,433	$648,870	$1,942,529
The Company’s right-of-use asset relates to the lease of office space, a testing facility and a future office and manufacturing facility.
6.LEASE LIABILITY

March 31, 2021
December 31, 2020	$362,393
Additions	42,346
Deduct:
Lease payments	(35,076)
Add:
Interest	7,031
March 31, 2021	$376,694

Which consist of:
Current portion of lease liability	$149,854
Long-term portion of lease liability	226,840
$376,694
On March 16, 2021, the Company entered a ten-year lease commencing on August 1, 2021 for a 36,966 square feet warehouse facility and office area in Calgary AB Canada. Pursuant to this new lease agreement, the Company is obligated to pay basic monthly rent of $49,288 for the first 5 year-term plus operating costs and $50,828 for the following five-year term ending July 31, 2031 plus operating costs. The lease provides for eight months of free rent commencing August 1, 2021 till March 31, 2022 on 100% of the building and an additional 12 months of rent on 25% of the building commencing April 1, 2022 till March 31, 2023.

Exro Technologies Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars - Unaudited)
7.LONG TERM DEBT AND GOVERNMENT ASSISTANCE
On April 30, 2020, The Company received the $40,000 Canada Emergency Business Account (“CEBA”) which is an interest-free loan to cover operating costs. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $10,000. On issuance the Company recognized the loan at its estimated fair value of $24,425 with the difference of $15,575 recorded as other income.
8.SHARE CAPITAL
(a)Authorized common shares
There are an unlimited number of common shares without par value authorized for issue.
(b)Issued
At March 31, 2021, the Company had 119,862,988 common shares issued and outstanding (December 31, 2020 – 117,445,808).
During the three months ended March 31, 2021, the Company:
•Issued 1,429,915 shares on exercise of options for total proceeds of $391,668.
•Issued 987,265 shares on exercise of warrants for total proceeds of $1,351,759.
(c)Stock options
The Company’s incentive stock option plan (the “Option Plan”) provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase common shares. The Option Plan is a 20% fixed plan.
Under the Option Plan, the maximum number of common shares that may be optioned in favor of any single individual will not exceed 5% of the issued and outstanding common shares at the date of grant. The maximum number of common shares that may be optioned in favor of directors and senior officers under the Option Plan is 10% of the issued and outstanding common shares at the date of grant.
During the three months ended March 31, 2021 and 2020, the Company recorded share-based payments of $2,351,405 and $144,683, respectively. The expense recognized during these periods is a result of the amortization of unvested options granted in the reported period as well as in prior periods. For the period ended March 31, 2021, $316,709 of share-based payment expense was allocated to research and development (2020- $Nil) The fair values of share options granted were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Three months ended March 31,	2021	2020
Risk-free interest rate	0.41%	0.78%
Estimated annualized volatility based on comparable companies	108.60%	101.03%
Expected life	5 years	4.98 years
Expected dividend yield	0%	0%
Exercise price	$3.93	$0.38
Share price	$3.93	$0.26
Fair value	$3.85	$0.25
The weighted average grant date fair value of options granted during the three months ended March 31, 2021 was $1,971,464 (2020 - $11,927).

Exro Technologies Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars - Unaudited)
Stock option transactions and the number of stock options outstanding are summarized below:

	Number	Weighted Average Exercise Price $
Balance, December 31, 2020	10,697,167	1.08
Granted	645,000	3.93
Exercised	(1,429,915)	0.27
Cancelled	(17,000)	0.25
Balance, March 31, 2021	9,895,252	1.39

Date of Expiry	Exercise Price	Number of Options Outstanding	Number of Options Exercisable
August 22, 2022	$0.20	1,575,000	1,575,000
October 26, 2022	$0.28	250,000	250,000
April 16, 2023	$0.27	11,500	389
November 8, 2023	$0.41	399,999	399,999
September 13, 2024	$0.25	2,216,668	1,550,001
March 9, 2025	$0.38	528,335	316,663
August 31, 2025	$1.00	1,650,750	539,413
October 13, 2025	$3.15	2,618,000	—
January 13, 2026	$3.93	645,000	—
Total		9,895,252	4,631,465
As of March 31, 2021, the weighted average remaining life for outstanding options was 3.61 years.
(d)Warrants
During the three months ended March 31, 2021 and 2020, the Company recorded share-based payments of $nil and $174,359 respectively related to nil (2020 – 828,463) warrants issued for services. In addition, the fair values of broker and compensation warrants granted during the three months ended March 31, 2021 and 2020 are estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2021	2020
Risk-free interest rate	N/A	1.37%
Estimated annualized volatility based on comparable companies	N/A	96.57%
Expected life	N/A	1 year
Expected dividend yield	N/A	0%
Exercise price	N/A	$0.42
Fair value	N/A	$0.21

Exro Technologies Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars - Unaudited)

	Number	Weighted Average Exercise Price $
Balance, December 31, 2020	2,900,326	$1.53
Granted	—	—
Exercised	(987,265)	1.37
Cancelled	—	—
Balance, March 31, 2021	1,913,061	$1.62

		Number of Warrants
Expiry Date	Exercise Price	March 31, 2021	December 31, 2020
June 24, 2024	$0.30	—	210,000
February 14, 2021	$0.42	—	7,655
July 10, 2022	$0.70	21,960	42,920
July 10, 2022	$0.90	1,305,251	1,800,251
December 14, 2022	$3.25	585,850	839,500
Balance, March, 2021		1,913,061	2,900,326
9.FINANCIAL INSTRUMENTS
(a)Fair value
At March 31, 2021 and December 31, 2020, the carrying values of amounts receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments. The Company measures its cash and investments at fair value.
The Company uses a fair value hierarchy to reflect the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are as follows:
Level 1:Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3:Inputs that are not based on observable market data.
The fair value of cash has been determined using Level 1 inputs. The fair value of the investments in private companies, which is a level 3 input, has been determined based primarily on recent trading activity.
(b)Financial risk management
The Company’s activities potentially expose it to a variety of financial risks, including credit risk, liquidity risk, and market risk.
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. As at March 31, 2021, the Company’s exposure to credit risk is the carrying value of cash. The Company reduces its credit risk by holding its cash at a major Canadian financial institution.

Exro Technologies Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars - Unaudited)
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. To secure the additional capital necessary to pursue its plans, the Company intends to raise additional funds through equity or debt financing.
As at March 31, 2021, the Company had cash of $39.2 million and accounts payable and accrued liabilities of $1.9 million. All accounts payable and accrued liabilities are due within 90 days.
Market risk
Market risk consists of currency risk, interest rate risk and other price risk. These are discussed further below.
Foreign exchange risk
Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets and financial liabilities denoted in US dollars and Euros and is therefore exposed to exchange rate fluctuations. At March 31, 2021, the Company had the equivalent of Can $22,517,639 in net financial assets denominated in US dollars and Can $35,432 in net financial liabilities denominated in Euros.
Interest rate risk
Interest rate risk consists of two components:
i)To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.
ii)To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.
Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity.
Other price risk
Other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company has investments in Series A Preferred Shares of SEA Electric and is therefore exposed to other price risk.
10.CAPITAL DISCLOSURES
The Company’s objectives when managing capital are to ensure its ability to continue as a going concern in order to pursue the acquisition and development technology. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.
The Company is largely dependent upon external financings to fund activities. In order to carry out planned development and pay for administrative costs, the Company will spend its existing working and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.
There were no changes to the Company’s approach to capital management during the three months ended March 31, 2021. The Company is not subject to externally imposed capital restrictions.

Exro Technologies Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in Canadian dollars - Unaudited)
11.RESEARCH AND DEVELOPMENT
The following table summarizes the Company’s components of research and development expense:

	March 31, 2021	March 31, 2020
Research and development	$1,047,594	$175,882
Payroll and consulting fees	336,849	—
Share-based payments	316,709	—
	$1,701,152	$175,882
12.SUBSEQUENT EVENTS
On April 6, 2021, the Company issued 1,100,000 stock options to certain directors, employees and consultants with an exercise price of $4.77 per common share. The options are exercisable for a period of five years from the grant date. 1,050,000 of the options granted will vest 33% six months after grant, 33% twelve months after grant and the remaining 18 months after grant. The remaining 50,000 stock options granted will vest 25,000 on April 30, 2021 and 25,000 on December 31, 2021.
On April 27, 2021, the Company announced that it has signed a supply agreement with Vicinity Motor Corp. (“Vicinity”) to deploy Exro enhanced electric buses. Vicinity (formerly Grande West Transportation Group) is a leading supplier of advanced shuttle transportation vehicles for public and commercial use. Exro will supply the Coil Drive System technology and Vicinity will conduct operational validation through deployment of an optimized electric powertrain for Vicinity’s suite of electric buses. The Coil Drive System solution is expected to enable the next generation of electric buses with improved performance that accelerates the transition to a sustainable public transit system. Vicinity will test and validate the Coil Driverᵀᴹ powertrain integration with the intent of implementing it in future serial production batches of the electric bus product line.